EXHIBIT 99.1

November 17, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING CONFIRMS CHINESE INDUSTRIAL GROUP INTEREST IN MARICUNGA PROJECT

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) confirms that Minera Salar Blanco SA (“MSB”), the company that holds the Maricunga lithium brine project and which Bearing Lithium has a free-carried 17.7% interest in, has entered into discussions with the Fulin Group, a major Chinese consolidated company.

Bearing confirms that MSB has entered into a non-binding Memorandum of Understanding (“MOU”) to explore cooperation opportunities between the two companies which includes a potential equity purchase in MSB ranging from 20 – 50% and a funding agreement to provide the necessary equity and debt to fund the construction and development costs for the project. For this potential investment, Fulin seeks to secure a direct project interest, offtake and marketing rights. Bearing wishes to reaffirm that the MOU under discussion and any transaction would be subject to due diligence, agreement of the commercial terms, entry into legally binding documentation and all parties obtaining all the required regulatory and MSB shareholder approval. Given the stage of discussions, there is no certainty that any transaction will be entered into and updates will be provided if and when material developments occur.

Bearing Lithium’s President and CEO, Jeremy Poirier, commented “The global interest from major companies reaffirms the value of the Maricunga project. We will continue to evaluate all opportunities from interested parties to maximize value for our shareholders.”

About Fulin Group

The Sichuan Fulin Industrial Group Co., Ltd. (“Fulin Group”) is a holding company incorporated in 1995 and is based in Miayang, China. The company engages in the manufacturing and marketing of automobiles in China.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in H1/18, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Prefeasibility Study, and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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